SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
332,073



8. SHARED VOTING POWER
31,600


9. SOLE DISPOSITIVE POWER

758,085________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

758,085

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.28%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes Amendment No.2 to the Schedule 13D filed on January 30 , 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
The filing person has withdrawn his application and proposed notice pursuant to 12(d)(1)(J) of the Investment Company Act of 1940 for exemption from 12(d)(1)(A)(i) (see exhibit 1).


ITEM 7 is amended as follows:
MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Withdrawal for application


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/21/04
By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

June 7, 2004

Nadya B. Roytblat
Assistant Director
Office of Investment Company Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

                    Application Pursuant to 12(d)(1)(J) of the Investment Company Act of 1940 (the "ICA"')
                    For Exemption from 12(d)(1)(A)(i)

Dear Ms. Roytblat:

In connection with the enclosed application to permit the Applicant to acquire an unlimited number of shares of The Southern Africa Fund, Inc. (the "Fund"), we hereby withdraw a substantially similar application filed on or about April 9, 2004 to permit the Applicant to acquire an unlimited number of shares of The France Growth Fund, Inc. because The France Growth Fund, Inc. has announced that its shares will cease to trade after June 18, 2004.

                              Very truly yours,


                              Phillip Goldstein
                              President
                              Kimball & Winthrop, Inc.
                              General Partner